w w w . c a s c a d i a c a p i t a l . c o m Expertise. Discipline. Results. Columbia Center 701 5 Ave, Ste 2600 Seattle, WA 98104 th November 17, 2008 Exhibit (c)(6)

Direct Marketers Have Seen a 47% Value Drop Since 7/30/08
Note: Direct Marketers include GTSI, Insight Enterprises, PC Connection, PC Mall and Systemax
Source; Capital IQ
Relative Price (%)
-60%
-40%
-20%
0%
20%
40%
60%
Jul-08 Aug-08 Sep-08 Oct-08
Zones Direct Marketers S&P 500

Individual Comparable Company Stock Price Performance Since 7/30/08
Note: Reflects closing price for the publicly traded equity per Capital IQ as of the above mentioned dates
Direct Marketers Stock Price Drop Since 7/30/08
Stock Price Stock Price Price
7/30/2008 11/14/2008 Drop %
GTSI Corp $7.20 $5.85 -18.8%
Insight Ent. $12.96 $4.34 -66.5%
PC Connection $7.22 $4.07 -43.6%
PC Mall $9.15 $3.20 -65.0%
Systemax Inc. $16.56 $10.69 -35.4%